Ballard Power Systems

News Release

Ballard Announces Sale of Fuel Cell Distributed Power Generation Solution to FirstEnergy

For Immediate Release – May 6, 2009

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced that it has signed a supply agreement with FirstEnergy Corp. (NYSE: FE) to deliver a one megawatt distributed power generation solution for use in a utility load management demonstration project. The project is designed to test the unit’s application for providing peaking capacity and load management over a three-year period. Initial plans call for the trailer-mounted unit to be delivered in December 2009 and located in Ohio.

This product offering positions Ballard to enter into a new market space focused on clean distributed power generation. Government support for these applications is strong, particularly in the US where the American Recovery and Reinvestment Act has provided stimulus funds in the form of tax code changes, and direct funding for initiatives such as Smart Grid programs. This sale to FirstEnergy utilizes an outstanding product credit and is subject to the receipt of partial funding from tax grants provided by stimulus funds.

Ballard’s proven heavy-duty proton exchange membrane (PEM) based FCvelocityTM products, which power bus fleets around the world and offer world leading performance, reliability, and robustness, will be leveraged for this application.

“We see the sale to FirstEnergy as an entry step into distributed power generation, in niche applications where Ballard can provide fuel cell solutions which leverage the unique advantages of PEM, such as scalability and responsive load following. We are also exploring other clean energy distributed power generation opportunities using waste hydrogen,” said John Sheridan, Ballard’s President and CEO. “By using our existing heavy-duty FCvelocityTM products, we are able to test this market without incurring significant development cost.”

“This demonstration project will provide valuable information about utility scale fuel cell technologies and their potential to provide cost-effective solutions for peak demand and load management, as well as helping to meet our advanced and renewable energy goals in the states where we operate,” said Gary R. Leidich, FirstEnergy Executive Vice President and President of FirstEnergy Generation.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Amy Harada Bradley at telephone number 604-412-7913 or on e-mail amy.harada@ballard.com. Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.